Exhibit 4.1

[Convenience Translation from Hebrew to English]

Employment Agreement
Executed and Signed on January 23, 2007

BETWEEN:	E-Com Global Electronic Commerce Ltd.
Of 3 Hashikma Street, Azour
	(hereinafter: the “Company”)	Party of the First Part;
AND:	Mr. Gil Sheratzky
ID No. 035727957
Of: 14 Dulchin Street, Tel Aviv
	(hereinafter: “Employee”)	Party of the Second Part;

WHEREAS:	the Company wishes to employ the Employee as CEO of the Company, as specified in this Agreement (hereinafter: the “Role”).

AND WHEREAS:	the Employee declares he has the required skills, knowledge, experience and ability for performing of the Role;

AND WHEREAS:	the audit committee, board of directors and the general meeting of the shareholders of the parent company approved the terms of employment of the Employee as mentioned below;

THEREFORE, THE PARTIES DECLARED, AGREED AND STIPULATED AS FOLLOWS:

1.	PREAMBLE AND HEADINGS

1.1.	The preamble to this agreement constitutes an integral part thereof.

1.2.	The section headings are intended for the convenience of the reader only, and should not be used for any interpretive purpose whatsoever.

2.	SUBORDINATION

In the scope of his Role the Employee shall be subordinate to the CEO of Ituran Location and Control Ltd. (“Ituran”) and to its board of directors.

3.	DEFINITION OF THE ROLE

The Employee shall be employed in the Company as CEO of the Company and in the scope of his Role he shall undertake the following matters:

3.1.	Maintaining ongoing and proper work relations with his subordinates and anyone else with whom the Employee may be required to be in contact in order to perform his Role.

3.2.	Delivery of any information and assistance required to office holders in Ituran, including its board of directors, audit committee and co-CEO’s.

3.3.	Promoting a sense of team spirit and values of high quality service among the Company's employees and his subordinates.

3.4.	Quality Management including proposing efficiency initiatives and suggestions to his superiors.

3.5.	Carrying out any assignment given to him by the Ituran's management.

4.
The Employee undertakes to immediately notify his superiors of any significant matter or issue within the Company pertaining to his areas of responsibility, and to report to any such matter to its superiors without delay.

5.	The Employee undertakes to perform his job faithfully and with dedication, and to use all of his skills, knowledge, experience and time for Company's benefit and its advancement.

6.
The Employee undertakes to notify his superiors immediately and without delay, regarding any matter or issue regarding which he has a personal interest that creates and/or is liable to create a conflict of interests with the Role and with the best interests of the Company.

7.
During his employment according to this Agreement, the Employee shall not engage in any other work, whether for payment or not, whether through himself or through a company in his control, without the prior written consent from Ituran’s CEO.

8.
The Role of the Employee is one of the duties requiring a unique level of personal trust as set out in the law governing Hours of Employment and Rest Period, 1951. Therefore the provisions of said law shall not apply to the Employee's employment with the Company and he will not be entitled to any additional remuneration for performing his work other than specified in this Agreement.

9.

9.1.	The Employee undertakes to perform his Role anywhere he is required, in Israel or abroad, and without time limitation and in a reasonable manner.

9.2.	If the Employee is required to perform work/travel abroad, the terms of performing this work shall be agreed (expenses).

10.
Upon the termination of his employment with the Company, for any reason whatsoever, the Employee undertakes to transfer his job in an orderly fashion to the person the Company shall so instruct him, and to return to the Company all documents, information and any other material he has received or prepared in connection with his job, until the end of his employment.

11.	SALARY AND ADDITIONAL TERMS

In consideration for performing his undertakings in this Agreement:

11.1.
The Company shall pay a monthly salary to the Employee in the gross sum of 25,000 (twenty five thousand, five hundred) New Israeli Shekels, (before deductions for tax and any other payments imposed on the Employee according to any law). This salary includes all payments and terms of which the Employee is entitled to according to any law, and shall be updated from time to time according to any cost of living arrangements applying to all employees in the market (the “Salary”). The Salary shall be paid to the Employee every month for the preceding month no later than the seventh day of every calendar month.

11.2.
The Employee shall be entitled to an annual bonus of 2% from the annual growth in the Company profits before tax, less profits from one-time occasions not connected to the ordinary course of business of the Company as of January 1, 2007, according to the audited, financial statements prepared according to standard accounting principles (US GAAP). Advance on account of the annual bonus shall be paid on a quarterly basis according to the relative share, and any surplus remaining (if remaining) shall be deducted from the bonus in the following year. The sum of the annual bonus shall not exceed, in any case, 1% of the consolidated profit of the Company (before tax and after equity). In addition it is agreed that bonus from material income of the Company from Ituran that will affect the profit of Company and hence on the bonus shall be subject to the audit committee’s prior approval.

11.3.	The Company shall make available to the Employee a car falling under category 5, and shall gross up this benefit on a monthly basis.

11.4.	The Employee shall be entitled to a cellular telephone at the Company's expense. The Employee will return the telephone to the Company immediately upon the conclusion of his employment.

11.5.
The Company shall reimburse the Employee for reasonable out of pocket expenses (the “Expense Amount”) in Israel and abroad, against receipts and/or reports according to the Company’s procedures and pursuant to the sums pre-approved by the board of directors.

11.6.	The Employee shall be entitled to a provident fund, and hence the Company shall contribute 7.5% of the Employee's Salary, and Employee shall contribute 2.5% of the Salary for the same purpose.

12.	The Employee shall be entitled to a Managers' Insurance Policy on the basis of gross salary, as follows:

5% by the Company towards the Policy for the Employee's benefit. The Employee consents that the Company shall deduct 5% from the Employee's Salary as the Employee’s share t towards the Policy for the Employee's benefit;

8.33% by the Company towards the Policy for severance compensation, on account of severance payments entitled by the Employee, if entitled.

13.
The Employee will be entitled to vacation according to the law, and payment for recreation days per year according to the law. The Employee may accrue up to 30 of the vacation days to which he is entitled, but may not be paid in lieu of vacation days, all according to the law. The increase in the Employee’s entitlement to additional vacation and recreation days shall be according to any law and according to the resolution of the board of directors of the Company.

14.
The Employee shall be entitled to sick leave payment according to the Sick Pay Law – 1976. The Employee shall not be entitled to any sick leave payment from the Company if such payments were fully paid by any insurance. For the avoidance of any doubt, any accrued sick leave may not be converted into cash. The Employee shall be paid according to a physician’s medical certification determining that the Employee has to miss work due to his sickness, and not more than 3 weeks every year.

15.	CONFIDENTIALITY AND NON-COMPETITION

15.1.
The Employee undertakes to keep absolutely confidential any information that he receives during and upon the provision of the Duty pursuant to this Agreement. "Information" shall, in this section: include prices, costs, lists of suppliers, customer lists, plans, quantities, profit and loss calculations, market research, computer software, information systems and any other Company information that is not in the public domain. The Employee also undertakes not to damage the Company's and/or the shareholders' reputation in any manner whatsoever. The Employee’s undertaking pursuant to this section shall remain in effect even after the conclusion of this Agreement.

15.2.
For a period of twelve months from the date on which the provision of the Duty shall be terminated, the Employee will not engage, neither within the territory of the State of Israel nor within the territory of any country in which the Company is active, in any business that does or that could directly compete with the Company - either by himself and/or through any other agent whatsoever acting on his behalf, either as a salaried employee or as an independent worker, either directly or indirectly, unless the Company gives its advance written consent thereto.

15.3.
To remove all doubt, the parties hereby declare that all existing and/or future developments, improvements in the Company's products and any intellectual property that may result from the Employee’s provision of Duty, including registered/unregistered rights, whether developed by the Employee during work hours or outside of work hours, whether at the Company's offices or outside of them - including in the Employee’s home - whether in Israel or abroad, shall be the Company's exclusive property and possession.

16.	VALIDITY OF THE AGREEMENT

16.1.	This agreement will enter into effect beginning on January 23, 2007.

16.2.
Each of the parties may inform the other parties regarding termination of the agreement, by way of written notification that shall be given at least two months in advance (the “Advance Notification Period”). During the Advance Notification Period, the provisions of this Agreement shall continue to bind the parties, but the Company has the right to notify the Employee that it does not wish to receive his services and that he should not come to the Company's offices. In such a case, the Employee shall be entitled to all of his rights pursuant to this Agreement. At the end of the Advance Notification Period, the Employee will return the Company's cellular phone, the car and any Company equipment that may be in his possession.

16.3.
Notwithstanding the provisions of section 16.2 above, the Company may terminate the Employee’s employment immediately, without prior notice and without any compensation, upon the occurrence of any one of the following:

16.3.1.	the Employee’s conviction for a dishonorable offense.

16.3.2.	the Employee’s breach of his fiduciary duty to the Company.

16.3.3.	the Employee’s breach of his duty of care with regard to the Company.

16.3.4.	the Employee’s breach of this Agreement through the disclosure of the Company's secrets or by competing with the Company.

16.4.	Without derogating from the generality of the above provisions of this section, this Agreement will be automatically terminated upon the dissolution of the Company – upon commencement of dissolution.

17.	GENERAL

17.1.
This Agreement is an individual and special labor agreement between the Company and the Employee, and it fully regulates all of the terms of employment of the Employee by the Company. The Employee undertakes to keep the contents of this Agreement completely confidential.

17.2.
Any promise, obligation, undertaking, declaration, representation or the like that were given or made on behalf of the Company and/or its shareholders prior to the signing of this Agreement - if any such were  made - are hereby null and void, unless and to the extent that they are expressly included in this Agreement.

17.3.	If any provision whatsoever of this Agreement is revoked by any court whatsoever, or is declared to be invalid for any reason whatsoever, the other provisions of this Agreement shall remain in effect.

17.4.
The parties’ addresses are as specified in the preamble to this Agreement. Any notice sent by one party to another via registered mail will be considered to have been received by the addressee at the end of 72 hours from the time of its receipt by the post office for delivery, and if it is hand delivered - at the time of actual delivery. If any party changes its address, he shall notify the other parties in writing.

17.5.
The parties are signing this Agreement after reviewing it carefully, and they declare that they are aware of the substance of the obligations they are taking upon themselves and according thereto, and of their meanings.

        AND IN WITNESS THEREOF THE PARTIES HAVE AFFIXED THEIR SIGNATURES:

THE EMPLOYEE	THE COMPANY